February 27, 2025

How Meng Hock
Chief Executive Officer
OMS Energy Technologies Inc.
10 Gul Circle
Singapore 629566

       Re: OMS Energy Technologies Inc.
           Amendment No. 6 to Registration Statement on Form F-1
           Filed February 26, 2025
           File No. 333-282986
Dear How Meng Hock:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 24, 2025 letter.

Amendment No. 6 to Registration Statement on Form F-1
Prospectus Summary, page 2

1. We note your response to prior comment 1 and your new disclosure on pages 2 and 3.
       Your disclosure states, "Our gross profit margin for the combined six months ended
       September 30, 2023 was impacted by the higher additional depreciation amounting to
       $4.1 million recognized from the business combination. Upon removing the latter impact, gross profit and gross profit margin for the combined six months ended
       September 30, 2023 was $15.7 million." Given that readers are trying to compare the reporting periods under the new basis of accounting, it is not clear to us why you would remove the impact of additional depreciation from the six months ended
       September 30, 2023. Be advised that the adjustment should cause the historical financial information to be on the new basis of accounting and thus should result in
 February 27, 2025
Page 2

       additional depreciation for the predecessor period. Please explain or revise accordingly.
Unaudited Pro Forma Consolidated Statement of Operation for the Year Ended March 31,
2024, page 53

2. Your adjustment ii shows additional depreciation of $128,000 due to the fair value adjustment to property, plant and equipment and changes in the depreciation value.
       Please explain why the impact of the step up adjustment is only $128,000 from April
       1 through June 15, 2023 while the impact is $4.1 million (per page 2 and 65) from
       June 16 though September 30, 2023. That is, please explain how the additional depreciation was calculated and consider including that information in the footnote to the pro forma information.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

3. You state on page 56 that, "The combined data is being presented for informational purposes only and has not been prepared on a pro forma basis as if the MBO occurred on the first day of the period because the relevant impact is immaterial." However, based on your new disclosure on page 2 and 3 impact appears significant. For all periods presented please advise and prepare for us a materiality analysis including gross margin and net income. If the impact is material, it is not appropriate to combine the changes in results for purposes of your Management's Discussion and Analysis
       (MD&A) as the financial statements are prepared on different bases of accounting and are not comparable. To the extent your presentation includes a supplemental discussion of the combined financial statements, it should be prepared on a pro forma basis reflecting all relevant pro forma adjustments in accordance with
Article 11 of
       Regulation S-X. Also, revise your MD&A to separately present and discuss the historical results of your predecessor and successor or explain to us how your presentation complies with Item 303 of Regulation S-K.
Business
Licenses and Permits and Registrations, page 101

4. It appears the Environmental Operational Permit issued to your Saudi Arabia-based subsidiary by the Saudi Arabia National Center for Environmental
Compliance
       expired on February 2, 2025. We also note your disclosure on page 117 concerning compliance with environmental laws in Saudi Arabia and your risk factor disclosure on page 27 discussing risks relating to renewing or obtaining permits. Please revise to clarify whether this permit has expired and, if so, whether you have renewed it or are in the process of doing so. Additionally, please revise to disclose any material effects of the expiration of this permit on your business. In this regard, we note that you have historically generated over 50% of your revenue from Saudi Arabia. February 27, 2025
Page 3

        Please contact Inessa Kessman at 202-551-3371 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-
551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Yarona Yieh